Filed Pursuant to Rule 433
Registration No. 333-266624-02
Entergy Texas, Inc.

$325,000,000
First Mortgage Bonds,
5.00% Series due September 15, 2052

Final Terms and Conditions
August 22, 2022

Issuer:	Entergy Texas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	August 22, 2022

Settlement Date (T+3)(2):	August 25, 2022

Principal Amount:	$325,000,000

Interest Rate:	5.00%

Interest Payment Dates:	March 15 and September 15 of each year

First Interest Payment Date:	March 15, 2023

Final Maturity Date:	September 15, 2052

Optional Redemption Terms:	Make-whole call at any time prior to March 15, 2052 at a discount rate of Treasury plus 30 bps and, thereafter, at par

Benchmark Treasury:	2.875% due May 15, 2052

Benchmark Treasury Price:	92 – 24+

Benchmark Treasury Yield:	3.257%

Spread to Benchmark Treasury:	178 bps

Re-offer Yield:	5.037%

Price to Public:	99.426% of the principal amount

Net Proceeds After Underwriting Discount and Before Expenses:	$320,290,750

CUSIP / ISIN:	29365T AM6 / 29365TAM62

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Goldman Sachs & Co. LLC KeyBanc Capital Markets Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Manager:	Mischler Financial Group, Inc.

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a(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
a(2)	It is expected that delivery of the bonds will be made on or about August 25, 2022, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds initially will settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864, (ii) Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, (iii) KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479, (iv) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or (v) RBC Capital Markets, LLC toll-free at 1-866-375-6829.
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